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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                 -------------


                              PLAINS RESOURCES INC.
                                (Name of Issuer)

   COMMON STOCK, PAR VALUE $.10 PER SHARE                 726540503
   --------------------------------------               -------------
       (Title of class of securities)                   (CUSIP number)

  JOSEPH A. ORLANDO                     WILLIAM ACKMAN
  LEUCADIA NATIONAL CORPORATION         PERSHING SQUARE CAPITAL MANAGEMENT, LLC
  315 PARK AVENUE SOUTH                 110 EAST 42ND STREET
  NEW YORK, NEW YORK 10010              NEW YORK, NEW YORK  10017
  (212) 460-1900                        (212) 813-3700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 MARCH 19, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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

-----------------------------------------------------------------------------     --------------------------------------------------
CUSIP NO. 726540503                                                           13D                                        Page 2
-----------------------------------------------------------------------------     --------------------------------------------------
----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Leucadia National Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                   (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           NA

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

--------------------------- ------ --------------------------------------------- --------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- --------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- -----------------------------------------------------------------


-----------------------------------------------------------------------------     --------------------------------------------------
CUSIP NO. 726540503                                                           13D                                        Page 3
-----------------------------------------------------------------------------     --------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                Pershing Square, L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694138
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                   (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           NA

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN

----------------- ----------------------------------------------- ------------------------------------------------------------------

                                       3

-----------------------------------------------------------------------------     --------------------------------------------------
CUSIP NO. 726540503                                                           13D                                        Page 4
-----------------------------------------------------------------------------     --------------------------------------------------

---------------- ----------------------------------------------- -------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Pershing Square GP, LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694141
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                   (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                              [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500
----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------- ------------------------------------------------------------------


                                       4

-----------------------------------------------------------------------------     --------------------------------------------------
CUSIP NO. 726540503                                                           13D                                        Page 5
-----------------------------------------------------------------------------     --------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  William Ackman
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                   (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------


           This Amendment No. 2, amends the Schedule 13D filed on February 23, 2004, and is filed by Leucadia National Corporation ("Leucadia"), Pershing Square, L.P., Pershing Square GP, LLC and William Ackman (collectively, the "Reporting Persons") with respect to the common stock, par value $0.10 per share ("Common Stock"), of Plains Resources Inc. (the "Company").

Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 is hereby supplemented as follows:

           On March 10, 2004, as per Leucadia's March 5, 2004 written proposal to the special committee of the Company's Board of Directors to acquire the Company, Leucadia submitted a merger agreement to the Company. On March 12, 2004, representatives of Leucadia and the Company held discussions regarding Leucadia's March 5, 2004 proposal. On March 15, 2004, the Company issued a press release announcing that the special committee of the Board of Directors had rejected Leucadia's March 5, 2004 proposal.

           On March 19, 2004, Leucadia submitted a further revised written proposal (the "March 19 Proposal") to the special committee of the Company's Board of Directors. The March 19 Proposal provides for a transaction in which a to-be-formed affiliate of Leucadia will acquire the Company in a merger for a combination of cash and securities described in the March 19 Proposal and valued by Leucadia at approximately $18.75 per share, representing a 11.9% premium to the $16.75 transaction between the Company, management of the Company and Paul Allen (the "Insider Transaction"). A copy of the March 19 Proposal is attached hereto as Exhibit 2 and incorporated herein by reference. A copy of the press releases issued by Leucadia on March 19, 2004 is attached hereto as Exhibit 3, and incorporated herein by reference.

           The Reporting Persons believe that the March 19 Proposal is superior to the $16.75 Insider Transaction. The Reporting Persons have communicated the March 19 Proposal to the Company's Board of Directors and the Reporting Persons intend to communicate with other stockholders of the Company and other interested parties in an effort to determine stockholder interest in the March 19 Proposal.

           In the event that the special committee of the Board of Directors chooses not to proceed to consummate the transaction contemplated by the March 19 Proposal and depending upon market developments and stockholder interest in the March 19 Proposal, the Reporting Persons may solicit proxies against the Insider Transaction from the Company's stockholders. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise.

           Although the foregoing represents the range of activities presently contemplated by the Reporting Persons and, to their knowledge, their respective general partners, directors and officers, as applicable, with respect to the Company, it should be noted that the possible activities of the Reporting Persons and their respective general partners, directors and officers are subject to change at any time.

           Except as set forth above, neither the Reporting Persons, nor, to their knowledge, any of their respective general partners, directors or officers, have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

1.   Agreement among the Reporting Persons with respect to the filing of this
     Schedule 13D.

2.   Proposal, dated March 19, 2004, from Leucadia.

3.   Press release of Leucadia National Corporation dated March 19, 2004.








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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          LEUCADIA NATIONAL CORPORATION


                                       By:   /s/ Joseph A. Orlando
                                           -------------------------------------
                                            Name:  Joseph A. Orlando
                                            Title: Vice President and Chief
                                                   Financial Officer


                                       PERSHING SQUARE, L.P.

                                       By:     PERSHING SQUARE GP, LLC


                                       By:   /s/  William Ackman
                                           -------------------------------------
                                            Name:  William Ackman
                                            Title: Managing Member



                                       PERSHING SQUARE GP, LLC


                                       By:  /s/ William Ackman
                                           -------------------------------------
                                            Name:  William Ackman
                                            Title: Managing Member



                                       By:  /s/ William Ackman
                                          --------------------------------------
                                          Name: William Ackman


Date:      March 19, 2004

                                  EXHIBIT INDEX
                                  -------------
Exhibit No.
-----------

Exhibit 1  -   Agreement among the Reporting Persons with respect to the filing of this Schedule 13D

Exhibit 2  -   Proposal, dated March 19, 2004, from Leucadia

Exhibit 3  -   Press release of Leucadia National Corporation dated March 19,
               2004






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